As filed with the Securities and Exchange Commission on April 15, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

AMERICAN BIO MEDICA CORPORATION
(Exact name of registrant as specified in its charter)

New York (State or other jurisdiction of incorporation or organization)	14-1702188 (IRS Employer Identification No.)

122 Smith Road
Kinderhook, New York 12106
(518) 758-8158
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Melissa A. Waterhouse
Corporate Secretary
Vice President & Chief Compliance Officer
122 Smith Road
Kinderhook, New York 12106
(518) 758-8158

Copies to:
Richard L. Burstein, Esq.
Nolan & Heller, LP
39 N. Pearl Street
Albany, New York 12207
(518) 449-3300
(Name, address, including zip code, and telephone number, including area code of agent for service)

At such time or times after the Registration Statement becomes effective
(Approximate date of commencement of proposed sale to the public)

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instructions I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filed, a non-accelerated filer, or a smaller reporting company.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit		Proposed maximum aggregate offering price	Amount of registration fee

Common Shares underlying conversion of debentures	1,000,001	$0.135	(1)	$135,000.14	$7.53
Common Shares underlying exercise of warrants	30,450	$0.37		$11,266.50	$0.62
Common Shares underlying exercise of warrants	44,550	$0.40		$17,820.00	$1.03

(1)  Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based upon the average of the high and low price per share of the common stock as reported on the NASDAQ Capital Market on April 13, 2009.

PROSPECTUS                                                                                                                         Registration No. 333-______

AMERICAN BIO MEDICA CORPORATION

1,075,001 SHARES OF COMMON STOCK

This prospectus covers a total of up to 1,075,001 shares of American Bio Medica Corporation (“ABMC” or the “Company”) common stock, par value $.01 per share, which may be offered from time to time by the selling shareholders named on page 15 of this prospectus. The shares being offered by this prospectus consist of common stock underlying securities issued in our August 2008 10% Subordinated Convertible Debentures Series A (as the “Series A Debentures”) private placement, including:

•	up to 1,000,001 shares issuable upon the conversion of the principal of our Debentures issued by us to the selling shareholders; and

•	up to 75,000 shares issuable upon the exercise of private placement agent warrants (referred to herein as “Warrants”), issued by us to Cantone Research, Inc. (“CRI”), as placement agent

The Debentures and Warrants are sometimes referred to herein as Securities.

We are registering these shares of our common stock for resale by the selling shareholders named in this prospectus, or their respective successors and permitted assigns. We will not receive any proceeds from the sale of these shares by the selling shareholders, but we will receive proceeds from the exercise of the Warrants, if exercised. These shares are being registered to permit the selling shareholders to sell shares from time to time, in amounts, at prices and on terms determined at the time of offering. The selling shareholders may sell this common stock through ordinary brokerage transactions, directly to market makers of our shares or through any other means described in the section entitled “Plan of Distribution” beginning on page 18.

Our common stock is traded on the NASDAQ Capital Market under the symbol “ABMC.” On April 13, 2009, the last reported sale price of our common stock was $0.14 per share.

An investment in the shares of our common stock being offered by this prospectus involves a high degree of risk. You should read the “Risk Factors” section beginning on page 7 before you decide to purchase any shares of our common stock.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is April 15, 2009.

You should rely only upon the information contained in this prospectus and the registration statement of which this prospectus is a part. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date. This prospectus is based on information provided by us and other sources that we believe are reliable. We have summarized certain documents and other information in a manner we believe to be accurate, but we refer you to the actual documents for a more complete understanding of what we discuss in this prospectus. In making an investment decision, you must rely on your own examination of our business and the terms of the offering, including the merits and risks involved.

We obtained statistical data, market data and other industry data and forecasts used throughout, or incorporated by reference in, this prospectus from market research, publicly available information and industry publications. Industry publications generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy and completeness of the information. Similarly, while we believe that the statistical data, industry data and forecasts and market research are reliable, we have not independently verified the data, and we do not make any representation as to the accuracy of the information. We have not sought the consent of the sources to refer to their reports appearing or incorporated by reference in this prospectus.

This prospectus may contain, or may incorporate by reference, trademarks, tradenames, service marks and service names of American Bio Medica Corporation and other companies.

NOTE ON FORWARD LOOKING STATEMENTS

Except for the historical information contained in this prospectus, the matters discussed in this prospectus or otherwise incorporated by reference into this prospectus are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These statements can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” or “anticipates” or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. These statements are only predictions based on current information and expectations and involve a number of risks and uncertainties. The underlying information and expectations are likely to change over time. Actual events or results may differ materially from those projected in the forward-looking statements due to various factors, including, but not limited to, those set forth under the caption “Risk Factors” and elsewhere in this prospectus. Readers are urged to carefully review and consider the various disclosures made by us in this prospectus that attempt to advise interested parties of the risks and factors that may affect our business. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PROSPECTUS SUMMARY

The Securities and Exchange Commission, or SEC, allows us to “incorporate by reference” certain information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will update automatically, supplement and/or supersede this information. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. You should read the following summary together with the more detailed information regarding our company, our common stock and our financial statements and notes to those statements appearing elsewhere in this prospectus or incorporated herein by reference.

THE COMPANY

We develop, manufacture and sell immunoassay diagnostic test kits, primarily for immediate, point of collection testing (“POCT”) for drugs of abuse in urine and oral fluids (saliva). Our drugs of abuse screening products offer employers, law enforcement, government, health care, laboratory and education professionals, self-contained, cost effective, user friendly screening devices capable of accurately identifying drugs of abuse within minutes.

In addition to the manufacture and sale of drugs of abuse screening products, we provide contract strip manufacturing services for other POCT diagnostic companies. While we do not currently derive a significant portion of our revenues from contract manufacturing, we expect to continue to explore additional applications for our technology and as a result, contract manufacturing could become a greater portion of our revenues in the future.

Our principal executive offices are located at 122 Smith Road, Kinderhook, New York 12106. Our phone numbers are (800) 227-1243 and (518) 758-8158. Our website address is www.abmc.com.

MARKET OVERVIEW

We have a two-pronged distribution strategy that focuses both on growing business through our direct sales team and with valued third party distributors. Our direct sales team consists of highly experienced and well-trained sales professionals with drugs of abuse testing experience, and our distributors are unaffiliated entities that resell our POCT devices either as a stand-alone product or as part of a service they provide to their customers.

We promote our products through direct mail campaigns, selected advertising, participation at high profile trade shows, use of key point of collection advocate consultants and other marketing activities. We expect to continue to recruit and utilize experienced, valued third party distributors, in addition to selling directly in our markets and to our key customers.

According to a BCC Research and Consulting market research report released in July 2008, the global drugs of abuse (DOA) testing market generated $1.9 billion in 2007. This is expected to increase to $2.0 billion in 2008 and $2.6 billion in 2014, for a compound annual growth rate of 4.6%. In addition, according to an industry report distributed by Espicom Business Intelligence in December 2007, the global point of care testing (“POC”) market (which includes the POCT market) was estimated to be worth $11.3 billion in 2007 and is growing at 11% a year. POC accounts for approximately 34% of the $33.6 billion global in-vitro diagnostic testing market. Our long-term objective is to provide an extensive product portfolio to this expanding POCT market. Our markets are divided into the following segments:

Corporate/Workplace

Corporate/Workplace testing consists of pre-employment test of job applicants, and random, cause and post accident testing of an employee. Many employers recognize the financial and safety benefits of implementing Drug Free Workplace Programs, of which drug testing is an integral part. Government incentives encourage employers to adopt Drug Free Workplace Programs. Our direct sales force and our inside sales representatives sell our products to the Corporate/Workplace market. We also have a nationwide network of distributors and administrators of workplace drug testing programs that sell our drugs of abuse product lines in this market.

Government, Corrections and Law Enforcement

This market includes federal, state and county level agencies, including: correctional facilities, pretrial agencies, probation, drug courts and parole departments at the federal and state levels and juvenile correctional facilities. A significant number of individuals on parole or probation, or within federal, state and local correctional facilities and jails, have one or more conditions to their sentence required by the court or probation agency which includes periodic drug testing and substance abuse treatment. Our direct and inside sales teams sell our drugs of abuse screening products in the Government, Corrections and Law Enforcement market. This market includes federal, state and county level agencies, including: correctional facilities, pretrial agencies, probation, drug courts and parole departments at the federal and state levels and juvenile correctional facilities. Our direct sales force sells in this market.

Clinics, Physicians, and Hospital

This market includes emergency rooms, physician offices, hospitals and clinics and rehabilitation facilities associated with hospitals. In August 2008, the Drug Abuse Warning Network (a public health surveillance system that monitors drug-related visits to hospital emergency departments and drug-related deaths investigated by medical examiners and coroners) estimated that in 2006 over 1.7 million emergency department visits were associated with drug misuse or abuse. To address this issue, drug testing is performed in this market so healthcare professionals are able to ascertain the drug status of a patient before they administer pharmaceuticals or treatment.  Our direct sales forces sells into this market and we continue to look for a global, strategic partner/distributor to sell into this market also.

International Markets

The International Market consists of various markets outside of the United States. Although Corporate/Workplace testing is not as prevalent outside of the United States as within, the Government/Corrections/Law Enforcement and Clinical/Physician/Hospital markets are somewhat in concert with their United States counterparts. One market that is significantly more prevalent outside of the United States is roadside drug testing. Countries including but not limited to, France, Australia, Malaysia, New Zealand, Portugal, Finland, Germany, Norway, Switzerland and Canada, already conduct roadside drug testing, are currently in a pilot phase of drug testing, or have put laws in place to allow drug testing.  We sell our products primarily through distributors in the International market.

Rehabilitation Centers

This market for our products includes people in treatment for substance abuse.  There is a high frequency of testing in this market. For example, in many residence programs, patients are tested each time they leave the facility and each time they return. In outpatient programs, patients are generally tested on a weekly basis. Our direct sales force and our network of distributors sell our products in the Rehabilitation Center market.

Educational Market

According to the December 2008 University of Michigan Monitoring the Future study, 14.1% of 8th graders, 26.9% of 10th graders and 36.6% of 12th graders have used an illicit drug within the 12 months prior to the study. Furthermore, the study reported that a little less than half of young people have tried an illicit drug by the time they finish high school. In June 2002, the Supreme Court ruled that students in extracurricular activities including athletics, band, choir, and other activities could be drug tested at the start of the school year and randomly throughout the year. We have not yet focused considerable sales and marketing efforts in the Educational market therefore sales in this market are currently minimal. The Company may expand its efforts in the future and derive more significant sales from this market in the future.

Consumer/Over-the-Counter

As of the date of this prospectus, our point of collection drug tests are not currently available for sale in this market, as we have not yet received the necessary marketing clearance from the Food and Drug Administration (“FDA”).

Additional Markets

 We believe that the Department of Transportation (“DOT”) and the federally regulated markets could be a future market for our products. Presently, the DOT market is not available to any point of collection drug of abuse testing device.  Federal law requires that anyone with a commercial driver’s license be randomly tested for use of drugs of abuse and that certified laboratories be used in these testing situations.

MANUFACTURING/PROPERTY

In November 2001, we purchased our Kinderhook, New York facility and the surrounding 107 acres. On March 31, 2003 the Company sold approximately 85 acres of land at its Kinderhook headquarters for $150,000. The balance of the mortgage held by First Niagara Financial Group (“FNFG”) on the Kinderhook property was approximately $739,000 at fiscal year end December 31, 2008. We currently lease 14,400 square feet of space for our R&D and bulk manufacturing facility in Logan Township, New Jersey. Our facility in Kinderhook, New York houses assembly and packaging of our products in addition to the company’s administration. We continue to outsource the printing and manufacture of plastic components used in our products.  We manufacture all of our own individual test strips and we manufacture test strips for unaffiliated third parties at our New Jersey facility. We contract with a third party for the manufacture of the Rapid Reader product.

THE OFFERING

This is an offering of: (a) up to 1,075,001 common shares, par value $0.01 a share, of ABMC, of which 1,000,001 are common shares of ABMC issuable upon conversion of the Series A Debentures (the “Conversion Shares”) and 75,000 are common shares issuable upon the exercise of warrants. All of these securities are being offered by the Selling Shareholders. On August 15, 2008, the Company completed the Series A Debenture offering and received gross proceeds of $750,000. The Series A Debentures were sold pursuant to the exemption from registration afforded by Rule 506 under Regulation D ("Regulation D") as promulgated by the Commission under the Securities Act and/or Section 4(2) of the Securities Act.

The Series A Debentures accrue interest at a rate of 10% per annum (payable by the Company semi-annually) and mature on August 1, 2012. The payment of principal and interest on the Series A Debentures is subordinate and junior in right of payment to all Senior Obligations, as defined under the Series A Debentures. Holders of the Series A Debentures have the right to convert the Series A Debentures into shares of the common stock of the Company (“Common Stock”) at a conversion rate of 666.67 shares per $500 in principal amount of the Series A Debentures (representing a conversion price of approximately $0.75 per share). If these rights are exercised with respect to the entire $750,000 in principal amount of Series A Debentures, a total of 1,000,001 Conversion Shares would be issuable by the Company. This conversion right can be exercised at any time, commencing the earlier of (a) 120 days after the date of the Series A Debentures, or (b) the effective date of a Registration Statement to be filed by the Company with respect to the Conversion Shares. The Company has the right to redeem any Series A Debentures that have not been surrendered for conversion at a price equal to the Series A Debentures’ face value plus $0.05 per underlying common share, or $525 per $500 in principal amount of the Series A Debentures, representing an aggregate conversion price of $787,500. This redemption right can be exercised by the Company at any time within 90 days after any date when the closing price of the Common Stock has equaled or exceeded $2.00 per share for a period of 20 consecutive trading days.

As placement agent, CRI received a Placement Agent fee of $52,500, or 7% of the gross principal amount of Series A Debentures sold. In addition, the Company issued CRI total of 75,000 warrants, including a four year warrant to purchase 30,450 shares of the Company’s common stock at an exercise price of $0.37 per share (the closing price of the Company’s common shares on the Closing Date) and a four year warrant to purchase 44,550 shares of the Company’s common stock at an exercise price of $0.40 per share (the closing price of the Company’s common stock on the Series A Completion Date), (the “Placement Agent Warrants”). All warrants issued to CRI are immediately exercisable.

RISK FACTORS

An investment in our company is extremely risky. You should carefully consider the following risks, in addition to the other information presented in this prospectus before deciding to buy or exercise our securities. If any of the following risks actually materialize, our business and prospects could be seriously harmed, the price and value of our securities could decline and you could lose all or part of your investment.

We have a history of incurring net losses, and our accountants have questioned our ability to continue as a going concern.

Since the Company’s inception in 1992 through the fiscal transition period ending December 31, 2001, we incurred net losses. We began earning profits in the fiscal year ending December 31, 2002 and continued to be profitable through December 31, 2004. However, in the fiscal year ending December 31, 2005, we incurred a net loss. In the fiscal year ending December 31, 2006, we reported net income of $196,000. We incurred net losses of $990,000 and $850,000 in fiscal years ended December 31, 2007 and 2008, respectively. As of December 31, 2008, we have an accumulated deficit of $15,238,000. We expect to continue to make substantial expenditures for sales and marketing, product development and other business purposes. Our ability to achieve profitability in the future will primarily depend on our ability to increase sales of our products, reduce production and other costs and successfully introduce new products and enhanced versions of our existing products into the marketplace. There can be no assurance that we will be able to increase our revenues at a rate that equals or exceeds expenditures. In the fiscal year ended December 31, 2008, our sales were negatively impacted by the global economic crisis, which affected our results of operations. Our failure to increase sales while maintaining or reducing administrative, research and development and production costs will result in the Company incurring additional losses.

The financial statements as of and for each of the two years in the period ended December 31, 2008, incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2008, have been audited by UHY, LLP, our independent registered public accounting firm, as stated in their report (which report includes an explanatory statement that the Company has experienced recurring net losses and negative cash flows from operations that raise substantial doubt about the Company's ability to continue as a going concern) incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Our products are sold in limited markets and the failure of any one of them to achieve and continue to achieve widespread market acceptance would significantly harm our results of operation.

We offer a number of point of collection tests for drugs of abuse that are sold in limited markets, and we currently derive most of our revenues from sales of our point of collection tests for drugs of abuse. Based upon actual results in 2008 and given current levels of operating expenses, we must achieve approximately $3.7 million in quarterly net sales to attain break-even results of operations. In addition, the markets in which we sell our products are cost competitive. If we are required to lower our prices to our customers, our revenue levels could be negatively impacted which would adversely affect our gross profit margins.  If sales of our products do not achieve and maintain this level of revenue, or maintain certain gross profit margins, our results of operations would be significantly harmed.

Achieving continued market acceptance for our drug tests requires substantial marketing efforts and the expenditure of significant funds to inform potential customers and distributors of the distinctive characteristics, benefits and advantages of our test kits. A number of our products have only recently been introduced in the marketplace (the Rapid STAT and the Rapid TOX Cup were both introduced in 2007). We have no history upon which to base market or customer acceptance of these products. Introduction of these new products has required, and may continue to require, substantial marketing efforts and expenditure of funds.

If we fail to keep up with technological factors or fail to develop our products we may be at a competitive disadvantage.

The point of collection drug testing market is highly competitive. Several companies produce drug tests that compete directly with our drugs of abuse product line, including Varian, Inc., Biosite Diagnostics and Medtox Scientific, Inc. in the urine point of collection testing market and OraSure Technologies, Inc. and Varian, Inc. in the oral fluid point of collection testing market. As new technologies become introduced into the point of collection testing market, we may be required to commit considerable additional effort, time and resources to enhance our current product portfolio or develop new products. Our success will depend upon new products meeting targeted product costs and performance, in addition to timely introduction into the marketplace. We are subject to all of the risks inherent in product development, which could cause material delays in manufacturing.

We rely on third parties for raw materials used in our drugs of abuse products and in our contract manufacturing processes.

We currently have approximately 67 suppliers who provide us with the raw materials necessary to manufacture our point of collection drug testing strips and our point of collection tests for drugs of abuse. For most of our raw materials we have multiple suppliers, but there are a few chemical raw materials for which we only have one supplier.  The loss of one or more of these suppliers, the non-performance of one or more of their materials or the lack of availability of raw materials could suspend our manufacturing process related to our drugs of abuse products. This interruption of the manufacturing process could impair our ability to fill customers’ orders as they are placed, which would put the Company at a competitive disadvantage.

Furthermore, we rely on a number of third parties for supply of the raw materials necessary to manufacture the test components we supply to other diagnostic companies under contract manufacturing agreements. For most of these raw materials we have multiple suppliers, however, there are a few chemical raw materials for which we only have one supplier. The loss of one or more of these suppliers could suspend the strip manufacturing process and this interruption could impair our ability to perform contract manufacturing services.

We have a significant amount of raw material and “work in process” inventory on hand that may not be used in the next twelve months if the expected configuration of sales orders are not received at our projected levels.

We currently have approximately $3.1 million in raw material components for the manufacture of our products at December 31, 2008. The non-chemical raw material components may be retained and used in production indefinitely and the chemical raw materials components have lives in excess of 20 years. In addition to the raw material inventory, we have approximately $2.2 million in manufactured testing strips, or other “work in process” inventory at December 31, 2008. The components for much of this “work in process” inventory have lives of 12-24 months. If sales orders received are not for devices that would utilize the raw material components, or if product developments make the raw materials obsolete, we may be required to dispose of the unused raw materials. In addition, since the components for much of the “work in process” inventory have lives of 12-24 months, if sales orders within the next 12-24 months are not for devices that contain the components of the “work in process” inventory, we may need to discard the unused “work in process” inventory. Beginning in 2004, we established a reserve for obsolete or slow moving inventory. In 2008, we increased this reserve to $308,000. There can be no assurance that this reserve will be adequate for 2009 and/or that it will not have to be increased.

We depend on our R&D team for product development and/or product enhancement.

 Our R&D team performs product development and/or enhancement. There can be no assurance that our R&D team can successfully complete the enhancement of our current products and/or complete the development of new products. Furthermore, the loss of one or more members of our R&D team could result in the interruption or termination of new product development and/or current product enhancement, affecting our ability to provide new or improved products to the marketplace, which would put the Company at a competitive disadvantage.

Our products must be cost competitive and perform to the satisfaction of our customers.

Cost competitiveness and satisfactory product performance are essential for success in the point of collection drug testing market. There can be no assurance that new products we may develop will meet projected price or performance objectives. In fact, price competition is increasing in the point of collection testing markets as additional foreign (i.e. non-U.S. based companies) manufacturers enter the market. Many foreign manufacturers have lower manufacturing costs and therefore can offer their products at a lower price than a U.S. manufacturer. These lower costs include, but are not limited to, costs for labor, materials, regulatory compliance and insurance.

Due to the variety and complexity of the environments in which our customers operate, our products may not operate as expected, unanticipated problems may arise with respect to the technologies incorporated into our test kits or product defects affecting product performance may become apparent after commercial introduction of new test kits we put on the market. In the event that we are required to remedy defects in any of our products after commercial introduction, the costs to the Company could be significant. Any of these issues could result in cancelled orders, delays and increased expenses. In addition, the success of competing products and technologies, pricing pressures or manufacturing difficulties could further reduce our profitability and the price of our securities.

One of our customers accounted for approximately 11.2% of the total net sales of the Company for the fiscal year ended December 31, 2008. Although we have entered into a written purchase agreement with this customer, this customer does not have any minimum purchase obligations and could stop buying our products with 90 days notice. A reduction, delay or cancellation of orders from this customer or the loss of this customer could reduce the Company’s revenues and profits. The Company cannot provide assurance that this customer or any of its current customers will continue to place orders, that orders by existing customers will continue at current or historical levels or that the Company will be able to obtain orders from new customers.

We face significant competition in the drug testing market and potential technological obsolescence.

We face competition from other manufacturers of point of collection tests for drugs of abuse. Manufacturers such as Varian, Inc., Medtox Scientific, Inc., Biosite Diagnostics and OraSure Technologies, Inc. are better known and some have far greater financial resources than ABMC. In addition to these manufacturers, there are a number of smaller privately held companies, as well as foreign manufacturers, that serve as our competitors. The markets for point of collection tests for drugs of abuse are highly competitive. Currently, the pricing of our products is cost competitive, but competing on a cost basis against foreign manufacturers becomes more difficult as costs to produce our products in the United States continue to increase. Furthermore, some of our competitors can devote substantially more resources than we can to business development and they may adopt more aggressive pricing policies. We expect other companies to develop technologies or products that will compete with our products.

Possible inability to hire and retain qualified personnel.

We will need additional skilled sales and marketing, technical and production personnel to grow the business. If we fail to retain our present staff or hire additional qualified personnel our business could suffer.

We depend on key personnel to manage our business effectively.

We are dependent on the expertise and experience of our senior management such as Stan Cipkowski, Chief Executive Officer, Martin Gould, Chief Scientific Officer and Todd Bailey, Vice President, Sales & Marketing for our future success. The loss of Messrs. Cipkowski, Gould and/or Bailey could negatively impact our business and results of operations. We currently maintain key man insurance for Messrs. Cipkowski and Gould. Although we have employment agreements in place with Messrs. Cipkowski and Gould, there can be no assurance that any of our senior management will continue their employment.

Failure to effectively manage growth and expansion could adversely affect our business and operating results.

We may expand our operations in the future. Any failure to manage our growth effectively will result in less efficient operations, which could adversely affect our operating and financial results.

▪	To effectively manage our growth, we must, among other things:
▪ accurately estimate the number of employees we will require and the areas in which they will be required;
▪	upgrade and expand our office infrastructure so that it is appropriate for our level of activity;
▪	manage expansion into additional geographic areas; and
▪	improve and refine our operating and financial systems

We expect to devote considerable resources and management time to improving our operating and financial systems to manage our growth. Failure to accomplish any of these objectives would impede our ability to deliver products and services in a timely fashion, fulfill existing customer orders and attract and retain new customers.  These impediments would have a material adverse effect on our financial condition, results of operations and cash flows.

Any adverse changes in our regulatory framework could negatively impact our business.

           Marketing clearance from FDA is not currently required for the sale of our products in non-clinical markets, but is required in the clinical and over-the-counter (“OTC”) markets. Our point of collection drug tests are 510(k) cleared and have met FDA requirements for professional use (with the exception of the OralStat and Rapid STAT which are not 510(k) cleared and are therefore for forensic use only) and we have been granted a CLIA waiver from FDA related to our Rapid TOX product line. The Workplace and Government/Corrections/Law Enforcement markets are currently our primary markets and if any additional FDA clearance is required to sell in these markets, this additional cost may cause us to raise the price of our products and make it difficult to compete with other point of collection products or laboratory based testing, thereby negatively impacting our revenues. Furthermore, there can be no assurance that if we are required to apply for additional FDA clearances that they will be granted.  If such clearance(s) is/are not granted, we would be unable to sell our products in the Workplace and/or Government/Corrections/Law Enforcement markets, and our revenues would be negatively impacted. Although we are currently unaware of any changes in regulatory standards related to any of our markets, if regulatory standards were to change in the future, there can be no assurance that FDA will grant us the approvals, if and when we apply for them, required to comply with the changes.

We rely on intellectual property rights, and we may not be able to obtain patent or other protection for our technology, products or services.

We rely on a combination of patent, copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to protect our proprietary technology, products and services. We also believe that factors such as the technological and creative skills of our personnel, new product developments, product enhancements and name recognition are essential to establishing and maintaining our technology leadership position. Our personnel are bound by non-disclosure agreements. However, in some instances, some courts have not enforced all aspects of such agreements.

We seek to protect our proprietary products under trade secret and copyright laws, which afford only limited protection. We currently have a total of 26 U.S. and foreign patents related to our POCT products. We have additional patent applications pending in the United States, and other countries, related to our POCT products. We have trademark applications pending in the United States. Certain trademarks have been registered in the United States and in other countries. There can be no assurance that the additional patents and/or trademarks will be granted or that, if granted, they will withstand challenge.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain information that we regard as proprietary. We may be required to incur significant costs to protect our intellectual property rights in the future. In addition, the laws of some foreign countries do not ensure that our means of protecting our proprietary rights in the United States or abroad will be adequate. Policing and enforcement against the unauthorized use of our intellectual property rights could entail significant expenses and could prove difficult or impossible.

Potential issuance and exercise of new options and warrants and exercise of outstanding options and warrants, along with the conversion of outstanding Convertible Debentures could adversely affect the value of our securities.

The Board of Directors of the Company has adopted four Non-statutory Stock Option Plans providing for the granting of options to employees, directors, and consultants, however, two of those plans, the Fiscal 1997 Plan and the Fiscal 1998 Plan, have no options available for issuance and there are no options issued and outstanding under either plan. As of December 31, 2008 there were 990,500 options issued and outstanding under the Fiscal 2000 Plan and 2,771,580 options issued and outstanding under the Fiscal 2001 Plan, for a total of 3,762,080 options issued and outstanding as of December 31, 2008. All of these options are fully vested. As of December 31, 2008, there were 9,500 options available for issuance under the Fiscal 2000 Plan and 945,420 options available for issuance under the Fiscal 2001 Plan.

On August 15, 2008, the Company completed an offering of Series A Debentures and received gross proceeds of $750,000 (see Current Report on Form 8-K and amendment on Form 8-K/A-1 filed with the Commission on August 8, 2008 and August 18, 2008 respectively). Holders of the Series A Debentures have a right to convert the Series A Debentures into shares of Common Stock at a conversion rate of 666.67 shares per $500 in principal amount of the Series A Debentures (representing a conversion price of approximately $0.75 per share). If these rights are exercised with respect to the entire $750,000 in principal amount of Series A Debentures, a total of 1,000,001 Conversion Shares would be issuable by the Company. This conversion right can be exercised at any time, commencing the earlier of (a) 120 days after the date of the Series A Debentures, or (b) the effective date of a Registration Statement to be filed by the Company with respect to the Conversion Shares. The Company has the right to redeem any Series A Debentures that have not been surrendered for conversion at a price equal to the Series A Debentures’ face value plus $0.05 per underlying common share, or $525 per $500 in principal amount of the Series A Debentures. The Company can exercise this redemption right at any time within 90 days after any date when the closing price of the Common Stock has equaled or exceeded $2.00 per share for a period of 20 consecutive trading days.

As placement agent, CRI received a placement agent fee, and was also issued a total of 75,000 Placement Agent Warrants, including a four year warrant to purchase 30,450 shares of Common Stock at an exercise price of $0.37 per share (the closing price of the Company’s common shares on the Closing Date) and a four year warrant to purchase 44,550 shares of Common Stock at an exercise price of $0.40 per share (the closing price of the Company’s common shares on the Series A Completion Date). All Warrants issued to CRI are immediately exercisable.

If these Options, Conversion Shares or Placement Agent Warrants are exercised, the common shares issued will be freely tradable, increasing the total number of common shares issued and outstanding.  If these shares are offered for sale in the public market, the sales could adversely affect the prevailing market price by lowering the bid price of our securities. The exercise of any of these Options, Debenture Conversion Shares or Placement Agent Warrants could also materially impair our ability to raise capital through the future sale of equity securities because issuance of the common shares underlying the Options, Debenture Conversion Shares or Placement Agent Warrants would cause further dilution of our securities. In addition, in the event of any change in the outstanding shares of our common stock by reason of any recapitalization, stock split, reverse stock split, stock dividend, reorganization consolidation, combination or exchange of shares, merger or any other changes in our corporate or capital structure or our common shares, the number and class of shares covered by the Options and/or the exercise price of the Options may be adjusted as set forth in their plans.

Substantial resale of restricted securities may depress the market price of our securities.

There are 3,993,155 common shares presently issued and outstanding as of the date hereof that are “restricted securities” as that term is defined under the Securities Act, and in the future may be sold in compliance with Rule 144 of the Securities Act, or pursuant to a Registration Statement filed under the Securities Act. Rule 144 provides that a person holding restricted securities for a period of one year or more may, in any three month period, sell those securities in unsolicited brokerage transactions or in transactions with a market maker, in an amount equal to the greater of one percent of our outstanding common shares or the average weekly trading volume for the prior four weeks. Sales of unrestricted shares by affiliates of the Company are also subject to the same limitation upon the number of shares that may be sold in any three-month period. Investors should be aware that sales under Rule 144 or 144(k), or pursuant to a registration statement filed under the Act, may depress the market price of our securities in any market that may develop for such shares.

We believe we will need additional funding for our existing and future operations.

Our financial statements for the fiscal year ended December 31, 2008 have been prepared assuming we will continue as a going concern. We do not believe, based on certain assumptions, including our expectation that the overall global economic crisis will continue to have a negative impact on our business in 2009, that our current cash balances, and cash generated from future operations will be sufficient to fund operations for the next twelve months. Future events, including the problems, delays, expenses and difficulties which may be encountered in establishing and maintaining a substantial market for our products, could make cash on hand insufficient to fund operations. If cash generated from operations is insufficient to satisfy our working capital and capital expenditure requirements, we may be required to sell additional equity or debt securities or obtain additional credit facilities.  There can be no assurance that such financing will be available or that we will be able to complete financing on satisfactory terms, if at all. Any such equity financing may result in further dilution to existing shareholders.

Our ability to retain and attract market makers is important to the continued trading of our securities.

Our common shares trade on the NASDAQ Capital Market under the symbol “ABMC”. In the event that the market makers cease to function as such, public trading of our securities will be adversely affected or may cease entirely.

If we fail to meet the continued listing requirements of the NASDAQ Capital Market, our securities could be delisted.

Our securities are listed on the NASDAQ Capital Market. The NASDAQ Stock Market (“NASDAQ”) Marketplace Rules impose requirements for companies listed on the NASDAQ Capital Market to maintain their listing status, including but not limited to minimum common share bid price of $1.00, and  $2,500,000 in shareholders' equity or $500,000 in net income in the last fiscal year. As of the date of this report and for the past twelve months our common shares are trading and have traded below the minimum bid requirement. In October 2008, NASDAQ advised us that, because of the extraordinary market conditions, NASDAQ was suspending enforcement of the bid price and market value requirements through January 16, 2009. In December 2008, NASDAQ further extended this suspension until April 20, 2009, and in March 2009, NASDAQ further extended this suspension until July 19, 2009. Although these suspensions have provided us more time to regain compliance with the minimum bid price requirement, there can be no assurance that these suspensions will in fact enable us to regain compliance. Our continued failure to regain compliance with NASDAQ listing requirements will more than likely result in delisting of our securities.

Delisting could reduce the ability of investors to purchase or sell our securities as quickly and as inexpensively as they have done historically and could subject transactions in our securities to the penny stock rules. Furthermore, failure to obtain listing on another market or exchange may make it more difficult for traders to sell our securities. Broker-dealers may be less willing or able to sell or make a market in our securities because of the penny stock disclosure rules. Not maintaining a listing on a major stock market may result in a decrease in the trading price of our securities due to a decrease in liquidity and less interest by institutions and individuals in investing in our securities. Delisting from NASDAQ could also make it more difficult for us to raise capital in the future.

We may incur additional significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

We may incur significant legal, accounting and other expenses as a result of our required compliance with certain regulations. More specifically, the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), as well as new rules subsequently implemented by the SEC, has imposed various new requirements on public companies. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations are expected to increase our legal and financial compliance costs and may make some activities more time-consuming and costly.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls for financial reporting and disclosure controls and procedures. In particular, in our fiscal year ended December 31, 2007, management was required to perform system and process evaluation and testing of the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Commencing in our fiscal year ending December 31, 2009, our independent registered public accounting firm will report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act.

Our testing, or the subsequent testing by our independent registered public accounting firm may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. As a result, our compliance with Section 404 may require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge to ensure compliance with these regulations.

Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we, or our independent registered public accounting firm identifies deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our common shares could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

As of the date of this report, we are not in compliance with certain financial covenants required by our primary financial institution, First Niagara Financial Group (“FNFG”), and such non-compliance could cause FNFG to accelerate our loans.

We currently have a line of credit, a real estate mortgage and a term note (“Credit Facilities”) with FNFG (See Note D and Note E to the Company’s financial statements for the fiscal year ended December 31, 2008, filed with our Annual Report on Form 10-K). As of March 31, 2008, the Company was not in compliance with the financial covenants under the line of credit agreement, and on April 30, 2008, the Company was notified by FNFG that the Company was in violation of the minimum debt service coverage ratio covenant, and that FNFG reserved the right to declare all obligations of the Company to FNFG immediately due and payable. On May 22, 2008, the Company and FNFG entered into a forbearance agreement under which FNFG agreed to forbear, until July 31, 2008, from exercising its rights and remedies with respect to the Company’s default. On August 7, 2008, the Company entered into amendments of the Credit Facilities, which required the Company to sell at least $500,000 in subordinated debentures by September 1, 2008. On February 4, 2009, we received a letter from FNFG notifying the Company that an event of default had occurred under our Letter Agreement and other documents (the “Loan Documents”), related to the Credit Facilities; more specifically, we failed to comply with the maximum monthly net loss covenant set forth in the Letter Agreement.  Pursuant to the terms of the Loan Documents, all obligations of the Company to FNFG under the Loan Documents can be declared by FNFG to be immediately due and payable. The principal amount totals $1,636,635.97, plus interest and other charges through February 4, 2009 (collectively, the “Debt”).

The February 4, 2009 notice also stated that, as an accommodation to the Company, FNFG decided not to immediately accelerate the Debt, and that they expected to enter into a Forbearance Agreement with the Company memorializing measures and conditions required by FNFG. FNFG also notified the Company that they were reducing the commitment on our line of credit to $650,000 (previously the line of credit commitment was $750,000), and placing a hold on one of our accounts held at FNFG, which had a balance of $108,000 as of February 4, 2009.

On March 12, 2009, we entered into a second Forbearance Agreement (the “Agreement”) with FNFG. The Agreement addresses the Company’s non-compliance with the maximum monthly net loss and the minimum debt service coverage ratio covenants (“Existing Defaults”) under the Credit Facilities. Under the terms of the Agreement, FNFG will forbear from exercising its rights and remedies arising under the Loan Documents from the Existing Defaults. The Agreement is in effect until (i) June 1, 2009; or (ii) the date on which FNFG elects to terminate the Agreement upon the occurrence of an event of default under the Agreement or under the Loan Documents (other than an Existing Default); or (iii) the date on which any subsequent amendment to the Agreement becomes effective (the “Forbearance Period”).

Under the Agreement, during the Forbearance Period: FNFG will waive any further default relating to the maximum monthly net loss covenant and minimum debt service coverage ratio provided the Company shows a net loss no greater than $300,000 for the quarter ending March 31, 2009, and on or before May 1, 2009, the Company must produce to FNFG a legally binding and executed commitment letter from a bona-fide third party lender setting forth the terms of a full refinancing of the Debt to close on or before June 1, 2009.

During the Forbearance Period, FNFG will continue to place a hold on one of our accounts, but will release up to $5,000 per month from the account to be used for the purpose of paying a financial advisory firm engaged by the Company to find and evaluate alternative funding sources; the financial advisory firm was referred to the Company by FNFG.

The maximum available under the line of credit during the Forbearance Period will be the lesser of $650,000, or the Net Borrowing Capacity. Net Borrowing Capacity is defined as Gross Borrowing Capacity less the Inventory Value Cap. Gross Borrowing Capacity is defined as (i) the sum of 80% of eligible accounts receivable, (ii) 20% of raw material inventory and (iii) 40% of finished goods inventory. Inventory Value Cap is defined as the lesser of $400,000, or the combined value of items (ii) and (iii) of Gross Borrowing Capacity. Since September 2008, the Company’s Net Borrowing Capacity has declined from $1,195,000 to $795,000 as of the date of this report.

During the Forbearance Period, interest shall accrue on the line of credit at the rate of prime plus 4%, an increase from prime plus 1%. Interest accruing on the real estate mortgage during the Forbearance Period shall remain unchanged at the fixed rate of 7.5% and interest on the term note shall remain unchanged at the fixed rate of 7.17%. In the event of default under the Agreement, interest under the line of credit shall increase to the greater of prime plus 6% or 10%. The line of credit shall terminate on June 1, 2009.

If we are unable to maintain compliance with any of the conditions during the Forbearance Period, or if we are unable to secure a full refinancing of the Debt on or before June 1, 2009, FNFG will have the right to accelerate the Debt. We could request an extension of the Forbearance Period, but if FNFG did not agree to an extension and were to exercise its right to accelerate the Debt, it is likely that the Company would not have the funds available to pay the Debt. In that event, FNFG would be entitled to enforce its rights and remedies available under the Loan Documents, including but not limited to foreclosure of its liens on the Company’s assets.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the 1,075,001 shares of Common Stock underlying the Series A Debentures. If and when all of the Warrants are exercised, we will receive the proceeds from the sale of 75,000 Warrants. The selling shareholders are under no obligation to exercise their Warrants. If all of the Warrants are exercised in full, we will receive approximately $29,086. We expect to use such proceeds, if any, for working capital and general corporate purposes.

PRICE RANGE OF COMMON SHARES AND DIVIDEND POLICY

Our common stock is traded on the Nasdaq Capital Market under the symbol “ABMC”. The last reported sale price of our common shares on April 13, 2009 on the Nasdaq Capital Market was $0.14 per share. The following table sets forth the high and low sale prices for our common stock for the periods indicated as reported on the Nasdaq Capital Market.

Fiscal year ending December 31, 2008	High	Low

Quarter ending December 31, 2008	$0.54	$0.08
Quarter ending September 30, 2008	$0.95	$0.32
Quarter ending June 30, 2008	$0.98	$0.33
Quarter ending March 31, 2008	$0.98	$0.46

Fiscal year ending December 31, 2007	High	Low

Quarter ending December 31, 2007	$1.00	$0.36
Quarter ending September 30, 2007	$1.43	$0.94
Quarter ending June 30, 2007	$1.31	$0.90
Quarter ending March 31, 2007	$1.33	$0.89

We have not declared any dividends on our common shares and do not expect to do so in the foreseeable future. Future earnings, if any, will be retained for use in our business.

DESCRIPTION OF SECURITIES, DILUTION AND SECURITIES WE MAY OFFER
General
The following description of our capital stock (which includes a description of securities we may offer pursuant to the registration statement of which this prospectus, as the same may be supplemented, forms a part) does not purport to be complete and is subject to and qualified in its entirety by our certificate of incorporation and bylaws and by the applicable provisions of New York law.

We, directly or through agents, dealers or underwriters designated from time to time, may offer, issue and sell, together or separately:

•	up to $50,000,000 in the aggregate of common stock
•	up to 5,000,000 in the aggregate of preferred stock
•
secured or unsecured debt securities consisting of notes, debentures or other evidences of indebtedness which may be senior debt securities, senior subordinated debt securities or subordinated debt securities, each of which may be convertible into equity securities

•	warrants or options to purchase shares of our common stock
•	units comprised of, or other combinations of, the foregoing securities

Common Stock

We are authorized to issue up to 50,000,000 shares of common stock, $0.01 par value. For more information about our common stock, please refer to our amended and restated articles of incorporation and by-laws. As of April 15, 2009, we have 21,744,768 common shares issued and outstanding.

Preferred Stock

We are authorized to issue up to 5,000,000 shares of preferred stock. Our Board of Directors may divide the preferred shares into one or more series and issue such preferred shares from time to time with such performance, privileges, limitations, and relative rights as it may determine. As of April 15, 2009, we have no preferred shares issued and outstanding.

Warrants

We may issue warrants for the purchase of our common stock, preferred stock or debt securities or any combination thereof. Warrants may be issued independently or together with our common stock, preferred stock or debt securities and may be attached to or separate from any offered securities. As of April 15, 2009, the Warrants within this Registration Statement (75,000) are the only warrants issued and outstanding.

Options

We currently have two nonstatutory Stock Option Plans (the Fiscal 2000 Plan and the Fiscal 2001 Plan) providing for options grants to employees, directors, and consultants. As of April 15, 2009, there were 3,762,080 options issued and outstanding under both plans combined, all of which are currently exercisable, and there were 9,500 options available for issuance under the Fiscal 2000 Plan and 945,420 options available for issuance under the Fiscal 2001 Plan.

Debt Securities

As used in this prospectus, debt securities means the debentures, notes, bonds and other evidences of indebtedness that we may issue from time to time. The debt securities will either be senior debt securities, senior subordinated debt or subordinated debt securities. We may also issue convertible debt securities. As of April 15, 2009, the Debentures within this Registration Statement are the only debt securities issued and outstanding. Unless otherwise specified, the debt securities will not be listed on any securities exchange. Debt securities may bear interest at a fixed rate or a variable rate. In addition, we may sell debt securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate, or at a discount below their stated principal amount.

Dilution

As of April 15 2009, 21,744,768 common shares were issued and outstanding.  If the Debentures are fully converted to common shares and the Warrants are fully exercised and converted to common shares, 22,819,773 shares will be issued and outstanding. If the Debentures are fully converted to common shares and the Warrants are fully exercised and converted to common shares, and all other options and warrants outstanding are exercised, 26,581,853 common shares will be issued and outstanding.

SELLING SHAREHOLDERS

On behalf of the selling shareholders named in the table below (including their respective successors or permitted assigns), who receive any of the shares covered by this prospectus), we are registering, pursuant to the registration statement of which this prospectus is a part, 1,075,001 shares of our common stock, 1,000,001 of which are issuable upon conversion of the principal of the Debentures and 75,000 of which are issuable upon exercise of the Warrants held by the selling shareholders. The Debentures and Warrants were issued in our August 2008 private placement and are described in our Current Report on Form 8-K filed with the SEC on August 8, 2008 and further amended on August 18, 2008, which is incorporated into this registration statement by reference. We are registering the shares being offered under this prospectus pursuant to registration rights agreements that were entered into between us and the selling shareholders in connection with the private placement, and pursuant to a Debenture Placement Agreement, dated July 7, 2008 that was entered into between us and the placement agent (also a selling shareholder) in connection with the private placement.

We are registering the shares to permit the selling shareholders to offer these shares for resale from time to time. The selling shareholders may sell all, some or none of the shares covered by this prospectus. All information with respect to beneficial ownership has been furnished to us by the selling shareholders. For more information, see the section of this prospectus entitled “PLAN OF DISTRIBUTION.”

Beneficial ownership is determined in accordance with Rule 13d-3 promulgated by the SEC, and generally includes voting or investment power with respect to securities. In computing the number of shares beneficially owned by the holder and the percentage ownership of the holder, shares of common stock issuable upon conversion of the Debentures or the Warrants that are currently convertible or are exercisable or convertible within 60 days after the date of the table are deemed outstanding.

The percent of beneficial ownership for the selling shareholders is based on shares of common stock outstanding as of April 15, 2009. Shares of common stock subject to warrants, options and other convertible securities that are currently exercisable or exercisable within 60 days of April 15, 2009, are considered outstanding and beneficially owned by a selling shareholder who holds those warrants, options or other convertible securities for the purpose of computing the percentage ownership of that selling shareholder but are not treated as outstanding for the purpose of computing the percentage ownership of any other shareholder.

The shares of Common Stock being offered under this prospectus may be offered for sale from time to time during the period the registration statement of which this prospectus is a part remains effective, by or for the account of the selling shareholders. After the date of effectiveness of the registration statement of which this prospectus is a part, the selling shareholders may have sold or transferred, in transactions covered by this prospectus or in transactions exempt from the registration requirements of the Securities Act, some or all of their Common Stock. Information about the selling shareholders may change over time.

Any changed information will be set forth in an amendment to the registration statement or supplement to this prospectus, to the extent required by law.

The table below lists the selling shareholders and information regarding their ownership of common stock as of April 15, 2009:

					Number of Shares Owned After Offering(1)
Name of Selling Shareholder	Number of Shares Beneficially Owned Prior to Offering		Principal Amount of Series A Debentures Owned Prior to Offering	Maximum Number of Shares to be sold pursuant to this Prospectus	Number(1)	Percentage(2)
Anglin, Monte D & Janet S	0		21,000	28,000	0	*
Bluth, Mordecai	4,000		12,750	17,000	4,000	*
Bottelli, Armando	0		21,000	28,000	0	*
Boxer, Robert	20,000		10,500	14,000	20,000	*
Cant, Geoffrey	3,500		15,000	20,000	3,500	*
Cantone Research, Inc.	75,0000	(3)	100,000	208,334	0	*
Daniels, Peter	10,000		30,000	40,000	10,000	*
Embry, William	0		50,000	66,667	0	*
Fish, Hamilton	5,000		10,500	14,000	5,000	*
Fishman, Joseph	9,000		24,000	32,000	9,000	*
Franklin, Richard	4,600		10,500	14,000	4,600	*
Gaur, Jean	0		10,500	14,000	0	*
Gefken, Henry & Christine	0		21,000	28,000	0	*
Ginsberg, Stanley E & Arlene D	5,000		10,500	14,000	5,000	*
Hinkle, Jeff & Kimberley	5,800		21,000	28,000	5,800	*
Landewehr, Ralph	3,800		10,500	14,000	3,800	*
Landewehr, Rita	0		19,500	26,000	0	*
Manning, Arnold	0		10,500	14,000	0	*
Matthes, Alan & Lori	0		15,000	20,000	0	*
Meyer, Martin & Francine	3,500		10,500	14,000	3,500	*
Moose, Hoy Jr.	0		10,500	14,000	0	*
Nedbalek, Bobby	8,500		50,000	66,667	8,500	*
Newman, Larry & Elsie	0		20,250	27,000	0	*
Ragonese, Patsy III	10,000		15,000	20,000	10,000	*
Rahaim, Thomas Michael	10,000		15,000	20,000	10,000	*
Rinehart, Marlyn W.	7,500		20,000	93,333	7,500	*
Seifert, Robert & Carolyn	0		50,000	14,000	0	*
Steinle, Shelton & Jeanette	0		10,500	14,000	0	*
Suntup, Alan	0		10,500	14,000	0	*
Suntup, Paul	0		10,500	14,000	0	*
Telfair, William B & Carole H	9,200		10,500	14,000	9,200	*
Walters, Jeffrey	10,000		10,500	26,000	10,000	*
West, Pat Sterling & Patricia Key	0		19,500	14,000	0	*
Whitman, Edward	8,000		10,500	14,000	8,000	*
Young, James & June	10,000		10,500	28,000	10,000	*
Zito, Santo & Josephine	14,673		21,000	28,000	14,673	*
TOTALS	162,073			1,075,001	162,073	*

(1)
Assumes that the shareholders dispose of all the shares of common stock covered by this prospectus and do not acquire or dispose of any additional shares of common stock. The selling shareholders are not representing, however, that any of the shares covered by this prospectus will be offered for sale, and the selling shareholders reserve the right to accept or reject, in whole or in part, any proposed sale of shares.

(2)	The percentage of shares of common stock beneficially owned is based on 21,744,768 shares of common stock outstanding on April 15, 2009.
(3)	Placement Agent Warrants immediately exercisable.

*      Less than 1% of the outstanding common shares

NOTE: Except for being holders of our Securities listed in the table above, none of the selling shareholders (other than CRI) has had any position, office, or other material relationship with us in the past three years.

PLAN OF DISTRIBUTION

The Selling Shareholders (the “Selling Shareholders”), or their respective successors or authorized assigns may offer the shares of common stock covered by this prospectus to the public or otherwise from time to time. We are registering the Selling Shareholders' resale of these shares of common stock pursuant to registration rights agreements between the Selling Shareholders and us. Pursuant to these agreements, we have agreed to keep the registration statement related to this prospectus effective for until the earliest of (i) the date that is four (4) years after the date of the Series A Completion Date (ii) the date when the Selling Shareholders may sell all of the shares of common stock under Rule 144 or (iii) the date no Selling Shareholder any longer owns any of the Conversion Shares.

Each Selling Shareholder of the shares of common stock and any of their respective successors or authorized assigns, may from time to time, sell any or all of their shares of common stock on the Nasdaq Capital Market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. The registration of these shares of common stock does not necessarily mean that any of them will be offered or sold by the selling shareholders. Sales may be at fixed or negotiated prices. A Selling Shareholder may use any one or more of the following methods when selling shares:

• ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
• block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
• purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
• an exchange distribution in accordance with the rules of the applicable exchange;
• privately negotiated transactions;
• settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;
• broker-dealers may agree with the Selling Shareholders to sell a specified number of such shares at a stipulated price per share;
• through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
• a combination of any such methods of sale; or
• any other method permitted pursuant to applicable law.

The Selling Shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Shareholders may arrange for other  broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary and fair brokerage commission in compliance with NASD Rule 2440; and in the case of a principal transaction a markup or markdown computed in compliance with NASD IM-2440-1.

In connection with the sale of the shares of common stock or interests therein, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares of common stock in the course of hedging the positions they assume. The Selling Shareholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The Selling Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions for the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares of common stock offered by this prospectus, which shares of common stock such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are bearing all of the costs related to the registration of the shares of common stock. We have agreed to indemnify the Selling Shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act or the Exchange Act.

We will not receive any of the proceeds from sales of the Conversion Shares by the Selling Shareholders.  We will receive gross proceeds of up to $29,086 if all of the Warrants are exercised.

The Selling Shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which may limit the timing of purchases and sales of Conversion Shares by the Selling Shareholders or any other person. We will make copies of this prospectus available to the Selling Shareholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

TRANSFER AGENT

The transfer agent for our common stock is Registrar and Transfer Company. Their address is 10 Commerce Drive, Cranford, New Jersey and their phone number is 800-368-5948.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus has been passed upon for us by Nolan and Heller, 39 N. Pearl Street, Albany, New York 12207.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement with the Securities and Exchange Commission under the Securities Act with respect to the shares of our Common Stock offered by this prospectus. This prospectus is part of that registration statement and does not contain all the information included in the registration statement. For further information with respect to our common stock and us, you should refer to the registration statement, its exhibits and the material incorporated by reference therein. Portions of the exhibits have been omitted as permitted by the rules and regulations of the Securities and Exchange Commission. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. In each instance, we refer you to the copy of the contracts or other documents filed as an exhibit to the registration statement, and these statements are hereby qualified in their entirety by reference to the contract or document. The registration statement may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549 and the Regional Offices at the Commission located in the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at 233 Broadway, New York, New York 10279. Copies of those filings can be obtained from the Commission’s Public Reference Section, Judiciary Plaza, 100 F Fifth Street, N.E., Washington, D.C. 20549 at prescribed rates and may also be obtained from the web site that the Securities and Exchange Commission maintains at http://www.sec.gov. You may also call the Commission at 1-800-SEC-0330 for more information. We file annual, quarterly and current reports and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information on file at the Commission’s public reference room in Washington, D.C. You can request copies of those documents upon payment of a duplicating fee, by writing to the Securities and Exchange Commission.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Securities and Exchange Commission allows us to incorporate by reference into this prospectus the information we file with the Securities and Exchange Commission, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the sale of all of the shares of common stock that are part of this offering. The documents we are incorporating by reference are as follows:

•	our Annual Report on Form 10-K for fiscal year ended December 31, 2008 (as filed with the SEC on March 30, 2009);
•	our Quarterly Report on Form 10-Q for fiscal quarter ended September 30, 2008 (as filed with the SEC on November 14, 2008);
•	our Quarterly Report on Form 10-Q for fiscal quarter ended June 30, 2008 (as filed with the SEC on August 14, 2008);
•	our Quarterly Report on Form 10-Q for fiscal quarter ended March 31, 2008 (as filed with the SEC on May 15, 2008);
•
Current Reports on Form 8-K as filed with the SEC on February 14, 2008, May 1, 2008, May 14, 2008, May 28, 2008, August 8, 2008 (as amended in a Form 8-K/A filed with the SEC on August 18, 2008), October 30, 2008, December 23, 2008, February 11, 2009, March 18, 2009 (as amended in a Form 8-K/A filed with the SEC on March 25, 2009), and March 27, 2009;

•	our Annual Proxy Statement (Schedule 14(A)) for our Annual Shareholders’ Meeting (as filed with the SEC on April 24, 2008);
•
The description of our common shares in our prospectus included in our registration statement filed with the Securities and Exchange Commission on November 21, 1996, on Form 10-SB under the caption  “Description of Securities” on page 18 of the prospectus and incorporated by reference into any reports filed for the purpose of updating such description.

•
All documents that we file with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14, and 15(d) of the Exchange Act subsequent to the date of this registration statement and prior to the filing of a post-effective amendment to this registration statement that indicates that all securities offered under this prospectus have been sold, or that deregisters all securities then remaining unsold, will be deemed to be incorporated in this registration statement by reference and to be a part hereof from the date of filing of such documents.

Any statement contained in a document we incorporate by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the Securities and Exchange Commission and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

You may request a copy of these filings at no cost (other than exhibits unless such exhibits are specifically incorporated by reference) by writing or telephoning us at the following address and telephone number:

American Bio Medica Corporation
122 Smith Road
Kinderhook, NY 12106
Attention: Melissa A. Waterhouse
518-758-8158

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.Other Expenses Of Issuance And Distribution

The expenses payable by us in connection with the issuance and distribution of the Securities are estimated as follows:

AMOUNT

SEC Registration Fee	$10
Placement Agent Fees	$67,500
Legal Fees and Expenses	$50,000
Accounting	$3,500
Miscellaneous	$3,500

Total:	$124,500

Item 15.Indemnification of Directors and Officers

Under the New York Business Corporation Law (“NYBCL”), a corporation may indemnify any person made, or threatened to be made, a party to any action or proceeding, except for shareholder derivative suits, by reason of the fact that he or she was a director or officer of the corporation, provided such director or officer acted in good faith for a purpose which he or she reasonably believed to be in the best interests of the corporation and, in criminal proceedings, in addition, had no reasonable cause to believe his or her conduct was unlawful.  In the case of shareholder derivative suits, the corporation may indemnify any person by reason of the fact that he or she was a director or officer of the corporation if he or she acted in good faith for a purpose which he or she reasonably believed to be in the best interests of the corporation, except that no indemnification may be made in respect of (i) a threatened action, or a pending action which is settled or otherwise disposed of; or (ii) any claim, issue or matter as to which such person has been adjudged to be liable to the corporation, unless and only to the extent that the court on which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for that portion of the settlement amount and expenses as the court deems proper.

The indemnification described above under the NYBCL is not exclusive of other indemnification rights to which a director or officer may be entitled, whether contained in the certificate of incorporation or by-laws, or when authorized by (i) such certificate of incorporation or by-laws; (ii) a resolution of shareholders; (iii) a resolution of directors; or (iv) an agreement providing for such indemnification, provided that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his or her acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled.

Item 16.                Exhibits

See Exhibit List on page E-1.

Item 17.Undertakings

The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii.
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

iii.
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided however, that:

A.
Paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement; and

B.
Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

2.
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.
If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

5.	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

i.	If the registrant is relying on Rule 430B (230.430B of this chapter):

A.
Each prospectus filed by the registrant pursuant to Rule 424(b)(3)shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

B.
Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

ii.
If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

6.
That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Kinderhook and State of New York on April 15, 2009

AMERICAN BIO MEDICA CORPORATION
(Registrant)

By:	/s/ Stan Cipkowski
Stan Cipkowski
Chief Executive Officer & Director
(Principal Executive Officer)

POWER OF ATTORNEY

Each of the undersigned officers and directors of American Bio Medica Corporation whose signature appears below hereby appoints Stan Cipkowski and Melissa A. Waterhouse as true and lawful attorneys-in-fact for the undersigned with full power of substitution and resubstitution, for him in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Rule 462(b) Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agent, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on April 15, 2009:

/s/ Stan Cipkowski	Chief Executive Officer & Director
Stan Cipkowski	(Principal Executive Officer)

/s/ Edmund Jaskiewicz	Chairman and President
Edmund Jaskiewicz

/s/ Stefan Parker	Chief Financial Officer, Exec Vice President, Finance
Stefan Parker	(Principal Financial Officer)

/s/Richard P. Koskey	Director
Richard P. Koskey

/s/ Daniel W. Kollin	Director
Daniel W. Kollin

/s/ Carl A. Florio	Director
Carl A. Florio

/s/ Jean Neff	Director
Jean Neff

S-1

American Bio Medica Corporation
Index to Exhibits

Number	Description of Exhibits

3.50	Amended & Restated Bylaws, filed as the exhibit number listed to the Company’s Form 10-KSB filed on April 15, 2002 and incorporated herein by reference
3.7	Sixth Amendment to the Certificate of Incorporation, filed as the exhibit number listed to the Company’s Form 10-KSB filed on April 15, 2002 and incorporated herein by reference
4.9*	Form of Debenture Placement Agreement
4.10*	Form of Private Placement Memorandum
4.11*	Form of Security Purchase Agreement
4.12*	Form of Series A Debenture
4.13*	Form of Registration Rights Agreement
4.14*	Form of Placement Agent Warrant Agreement
5.1*	Opinion and Consent of Nolan and Heller, LLP
23.1*	Consent of UHY, LLP
23.2*	Consent of Nolan & Heller, LLP (contained in Exhibit 5.1)
24.1*	Powers of Attorney (included on page S-1)

*	Filed with this registration statement.

E-1